Exhibit 99.1

CollPlant Appoints Dr. Wolfgang Ruttenstorfer to its Board of Directors

Ness Ziona, July 5, 2018, CollPlant (NASDAQ: CLGN, TASE: CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen (recombinant human collagen) technology for tissue repair products, today announced the appointment of Dr. Wolfgang Ruttenstorfer to its board of directors, increasing the board to seven members.

“As a former board member of Roche Holding AG – one of the world’s largest biotechnology company - Wolfgang brings significant insights and experience that will be invaluable as we continue to execute our strategic vision. Moreover, Wolfgang’s notable finance and strategic planning expertise, garnered during his long tenure at OMV AG, and as Deputy Finance Minister of Austria, will also serve us well as we grow the business. We are delighted to welcome such a distinguished executive to the CollPlant team,” noted Yehiel Tal, Chief Executive Officer of CollPlant.

Beginning in 1976, Dr. Ruttenstorfer spent a total of approximately 30 years in various capacities with OMV AG, an integrated oil and gas company headquartered in Vienna, Austria, culminating in his position as chairman of the executive board from 2002 through mid-2011. From 1997 through 1999, Dr. Ruttenstorfer stepped away from OMV to serve as Deputy Finance Minister of Austria.

Since 2012, Dr. Ruttenstorfer has been a board member of NIS a.d. Novi Sad, one of the largest, vertically integrated energy companies in southeast Europe, as well as a member of the supervisory board of RHI AG, a leading global supplier of high-grade refractory products, systems and services. Since 2011, he has also served as a member of the supervisory board of Flughafen Wien, AG, the Vienna International Airport. From 2007 through 2011, Dr. Ruttenstorfer lent his expertise to Roche Holding AG, as a member of the board of directors. During the period from 2009 to early 2018, Dr. Ruttenstorfer also served at various times on a number of other supervisory boards, including that of CA Immobilien AG, Telekom Austria AG and Vienna Insurance Group AG. Dr. Ruttenstorfer received his doctorate from the University of Vienna in Economics and Business.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen) that is produced with its proprietary plant-based genetic engineering technology.

CollPlant’s products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. The Company’s flagship BioInk product line provides an ideal building block for 3D bioprinting of tissues and organs, and its unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information, visit http://www.collplant.com

Safe Harbor Statement

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, VergenixSTR, and VergenixFG, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:	IR Contact:

Eran Rotem	Amato and Partners, LLC
Deputy CEO & Chief Financial Officer	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	Email: admin@amatoandpartners.com